AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 9, 2006

By:  /s/Andrew M. Archibald

       Andrew M. Archibald, C.A., CFO and Secretary

Intertape Polymer Group Inc. Announces 2006 First Quarter Results and

its Intention to Close its Brighton, Colorado Facility

Montréal, Québec and Bradenton, Florida – May 9, 2006 – Intertape Polymer Group Inc. (NYSE, TSX: ITP) today released results for the first quarter ended March 31, 2006 and announced the planned closure of its Brighton, Colorado facility.

“Our first quarter earnings were down compared to last year because of $17.5 million in facility closure costs, a gross margin decline due to the sale of products manufactured with high cost raw materials purchased in the fourth quarter of 2005, and lower sales volumes,” stated Intertape Polymer Group Inc. (“IPG” or the “Company”) Chairman and Chief Executive Officer, Melbourne F. Yull. “We estimate that these higher raw material costs depressed first quarter 2006 gross profits by approximately
$3.5 million. We don’t anticipate a repeat of this gross margin compression in the second quarter of 2006 given current raw material pricing.  The drop in volumes is primarily the result of customers drawing down existing inventories in an environment of falling raw material prices. However, there were also some positive developments during the quarter. Of particular note were the synergies being realized with the Flexia integration, the profitability improvement resulting from the Piedras Negras facility closure, and increased margins in our consumer business. ”

Today the Company also announced that it intends to close its Brighton, Colorado facility by the end of 2006. This facility produces a variety of tape products and has about 100 employees. “This facility rationalization will strengthen the Company and leverage the new technology and productivity improvements achieved in our Danville, Virginia and Richmond, Kentucky facilities,” said Mr. Yull. Included in the first quarter results is a $15.2 million non-cash asset impairment charge relating to this planned closure. It is expected that the Company will also need to spend about $13.6 million to implement the plan, including $4.5 million in capital expenditures in 2006, and about $9.1 million in closing and relocation costs which are expected to be incurred over a period of five quarters starting in 2007. Once the closing is complete, the Company expects to realize approximately $7.3 million in savings per year, including approximately $1.4 million less in depreciation expense.

Operating Results

Sales for the first quarter of 2006 were $216.9 million, up 15.6% compared to the first quarter of 2005. Revenues related to the Flexia acquisition that occurred in October 2005 were $24.4 million for the quarter. Excluding these revenues, sales were up about 2.4% for the first quarter of 2006, which was due primarily to selling price increases, offset partially by lower volumes. In particular, resin-based products experienced volume declines believed to be due to the deferral of purchases by customers who were drawing down existing inventories in an environment of declining sales prices within the quarter.

Gross profit for the quarter was $38.8 million, down slightly from $39.1 million for the first quarter of 2005, while gross margin for the first quarter was 17.9% compared to 20.8% for the same quarter last year. The gross margin was negatively impacted not only by the lower volumes mentioned above, but also by the sale of products manufactured with higher cost raw material inventories purchased in the fourth quarter of 2005 and the averaging effect of the inclusion of Flexia’s lower converting margins on the Company’s overall gross margin.

“We are pleased with the progress being made in integrating Flexia into the Company,” commented Mr. Yull.  “Many of the anticipated synergies of integration were realized in the first quarter, enabling IPG to improve its profitability.”

Selling, general and administrative (“SG&A”) expenses were $28.1 million in the first quarter of 2006, compared to $23.9 million for the first quarter of 2005. Much of the increase was attributable to the SG&A costs of Flexia, higher staffing levels resulting from last year’s organizational realignment, costs related to Sarbanes-Oxley compliance, and higher information technology costs.  “While SG&A expenses increased compared to the same period last year, as a percent of sales for the quarter, they were fairly stable at 12.9% for this quarter compared to 12.7% for the first quarter of 2005,” said IPG’s Chief Financial Officer, Andrew M. Archibald, C.A.

Financial expenses in the first quarter were $6.7 million, an 18.9% increase compared to $5.6 million for the first quarter last year. The increase was principally due to higher interest rates in the first quarter of 2006 compared to the rates prevailing in the first quarter of 2005 and greater amounts outstanding under the Company’s revolving credit facility as a result of borrowings made to acquire Flexia.

For the first quarter of 2006, the estimated effective tax rate was 36.3% compared to an estimated effective tax rate of 18.2% for the first quarter of 2005. The 2005 effective tax rate included the impact of certain non-recurring tax adjustments.

For the first quarter of 2006, the Company recorded a net loss of $10.0 million, or $0.24 per share (diluted), compared to net earnings of $6.0 million or $0.15 per share (diluted) for the first quarter of 2005. Included in the net earnings of these periods were manufacturing facility closure costs.

Total manufacturing facility closure costs recorded in the first quarter of 2006 were $17.5 million, which included the asset impairment charge relating to the closure of the Brighton facility and $2.2 million in charges for the closure of the Company’s Mexican facility at Piedras Negras that was announced last quarter.

Excluding the manufacturing facility closure costs, and related tax benefits, adjusted net earnings for the first quarter of 2006 were $1.0 million or $0.03 per share (diluted) compared to $6.4 million or $0.15 per share (diluted) for the same quarter last year. The decline in adjusted net earnings resulted primarily from the impact of raw material price volatility and lower volumes. The Company is including adjusted net earnings, a non-GAAP financial measure, because it believes the measure permits more meaningful comparisons of its core business performance between the periods presented. “Adjusted net earnings” does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings is defined by the Company as net earnings (as reported) plus manufacturing facility closure costs (on a net of tax basis). A reconciliation of adjusted net earnings to GAAP net earnings is set forth below.

The Company is including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, non-GAAP financial measures, in this discussion of results because it believes these measures permit more meaningful comparisons of its performance between the periods presented. In addition, the Company’s covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization, and Adjusted EBITDA as EBITDA plus manufacturing facility closure costs. A reconciliation of the Company’s EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA and Adjusted EBITDA reconciliation table below. The Company’s adjusted EBITDA was $17.0 million in the first quarter of 2006 as compared to  $21.2 million in the first quarter of 2005. The decrease is mainly attributable to the decline in profitability.

Liquidity and Capital Resources

From a cash perspective, the Company generated $0.3 million of free cash flow in the first quarter of 2006, an increase of  $8.4 million compared to the same quarter last year, primarily due to lower non-cash working capital requirements in the first quarter this year. “Free cash flow” is defined by the Company as cash flows from operating activities less expenditures for property, plant and equipment (capital expenditures). The Company is including free cash flow, a non-GAAP financial measure, because it is used by management and the Company’s investors in evaluating the Company’s performance. Free cash flow does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

Total debt, net-of-cash, increased by $0.6 million over the course of the first quarter of 2006.

As of March 31, 2006, the Company had cash, cash equivalents, and credit availability of $51.2 million.  Due to certain covenant restrictions, as of March 31, 2006, the Company had access to $59.7 million of its $75.0 million revolving credit facility.

Outlook

Early indications are that sales volumes are recovering in the second quarter as customers have reduced inventories and the Company continues to gain momentum with its Value Proposition and National Accounts programs. The Company also expects continued progress with the Flexia integration, further improvement in profitability as a result of the Piedras Negras facility closure, and year-over-year margin increases in its consumer business. Also, given current raw material pricing trends, the Company does not expect to have a margin compression in the second quarter similar to that experienced in the first quarter this year.  In the second quarter, the Company anticipates it will incur about $1.5 million in capital expenditures related to the Brighton facility closure.

Also, as announced on May 1, 2006, Mr. Yull will be retiring at the Company’s Annual General Meeting in June 2006.  In connection with Mr. Yull’s retirement, the Company will record an expense in the second quarter of 2006 of approximately $5.5 million. The Company will also record a non-cash, stock-based compensation expense of approximately $1.5 million in recognition of the accelerated vesting of stock options held by Mr. Yull. Finally, the Company is reviewing the appropriate amount to be recorded for Mr. Yull’s pension benefit obligation, which could be in the range of $2.0 million.

As announced in December 2005, the Company intends to sell a portion of its interest in the combined coated products operation and flexible intermediate bulk container (FIBC) business through an initial public offering of the combined business using a Canadian Income Trust.  The Company continues to consider this opportunity as it progresses with the integration of the Flexia operation.

Reconciliation of Net Earnings to Adjusted Net Earnings

---------------------------------------------------------------------

Periods ended March 31,

(in millions of US dollars)

                                                       Three months

---------------------------------------------------------------------

                                                  2006         2005

---------------------------------------------------------------------

                                                     $            $

Net earnings (loss) - as reported                (10.0)         6.0

Add back:

  Manufacturing facility closure costs

  (net of tax)                                    11.0          0.4

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Adjusted net earnings                              1.0          6.4

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(in US dollars per share -  diluted)

Net earnings (loss) - as reported                (0.24)        0.15

Adjusted net earnings                             0.03         0.15

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EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

---------------------------------------------------------------------

Periods ended March 31,

(in millions of US dollars)

                                                       Three months

---------------------------------------------------------------------

                                                  2006         2005

---------------------------------------------------------------------

                                                     $            $

Net earnings (loss) - as reported                (10.0)         6.0

Add back:

  Financial expenses, net of amortization          6.4          5.3

  Income taxes                                    (5.7)         1.3

  Depreciation and amortization                    8.8          7.9

---------------------------------------------------------------------

EBITDA                                            (0.5)        20.5

Add back:

  Manufacturing facility closure costs            17.5          0.7

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Adjusted EBITDA                                   17.0         21.2

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Reconciliation of Cash Flows from Operating Activities to Free Cash

Flow

---------------------------------------------------------------------

Periods ended March 31,

(in millions of US dollars)

                                                       Three months

---------------------------------------------------------------------

                                                  2006         2005

---------------------------------------------------------------------

                                                     $            $

Cash flows from (used in) operating activities

 - as reported                                     6.3         (3.1)

Subtract:

  Property, plant and equipment expenditures       6.0          5.0

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Free cash flow                                     0.3         (8.1)

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(All figures in U.S. dollars, unless otherwise stated; March 31, 2006, exchange rate: Cdn $1.1627 equals U.S.$1.00)

Conference Call

A conference call to discuss IPG’s first quarter results will be held Tuesday, May 9, 2006 at 10:00 A.M. Eastern Time. Participants may dial 1-800-230-1766 (U.S. and Canada) and 1-612-332-0523 (International). The conference call will also be simultaneously webcast on the Company’s website at http://www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the passcode 827689. The recording will be available from Tuesday, May 9, 2006 at 3:15 P.M. until Tuesday, May 16, 2006 at 11:59 P.M, Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,700 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook. This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, adjusted EBITDA, and free cash flow. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Selected Financial Information

Intertape Polymer Group Inc.

Consolidated Earnings

Three months ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

                                                      March 31,

--------------------------------------------------------------------

                                                2006            2005

--------------------------------------------------------------------

                                                   $               $

Sales                                        216,911         187,697

Cost of sales                                178,122         148,574

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Gross profit                                  38,789          39,123

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Selling, general and administrative

 expenses                                     28,053          23,917

Stock-based compensation expense                 525             455

Research and development                       1,680           1,011

Financial expenses                             6,717           5,649

Manufacturing facility closure

 costs                                        17,502             719

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                                              54,477          31,751

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Earnings (loss) before income taxes          (15,688)          7,372

Income taxes (recovery)                       (5,699)          1,339

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Net earnings (loss)                           (9,989)          6,033

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Earnings (loss) per share

  Basic                                        (0.24)           0.15

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  Diluted                                      (0.24)           0.15

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Consolidated Retained Earnings

Three months ended

(In thousands of US dollars)

                                                      March 31,

--------------------------------------------------------------------

                                                2006            2005

--------------------------------------------------------------------

                                                   $               $

Balance, beginning of period                 107,161          79,609

Net earnings (loss)                           (9,989)          6,033

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Balance, end of period                        97,172          85,642

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Common shares

Weighted average number of shares outstanding

Cdn GAAP - Basic                          40,964,630      41,237,461

Cdn GAAP - Diluted                        40,964,630      41,444,870

US GAAP - Basic                           40,964,630      41,237,461

US GAAP - Diluted                         40,964,630      41,444,870

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

                                            March 31,    December 31,

                                                2006            2005

                                          (Unaudited)       (Audited)

---------------------------------------------------------------------

                                                   $               $

ASSETS

Current assets

  Cash and cash equivalents                    9,888          10,134

  Trade receivables, net of allowance

  for doubtful accounts of $7,153

 ($7,574 in December 2005)                   119,362         124,440

  Other receivables                           15,919          17,125

  Inventories                                110,214         105,565

  Parts and supplies                          15,113          14,836

  Prepaid expenses                             8,262           8,406

  Future income tax assets                    16,142          16,142

---------------------------------------------------------------------

                                             294,900         296,648

Property, plant and equipment                345,620         362,827

Other assets                                  20,449          21,071

Future income taxes                           30,039          24,014

Goodwill                                     185,146         184,756

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                                             876,154         889,316

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---------------------------------------------------------------------

LIABILITIES

Current liabilities

  Bank indebtedness                           15,000          15,000

  Accounts payable and accrued

  liabilities                                 98,973         104,256

  Instalments on long-term debt                3,182           2,784

---------------------------------------------------------------------

                                             117,155         122,040

Long-term debt                               328,069         328,113

Pension and post-retirement

 benefits                                      4,366           4,313

Other liabilities                                435             435

---------------------------------------------------------------------

                                             450,025         454,901

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SHAREHOLDERS' EQUITY

Capital stock                                287,317         287,187

Contributed surplus                            6,763           6,237

Retained earnings                             97,172         107,161

Accumulated currency translation

 adjustments                                  34,877          33,830

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                                             426,129         434,415

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                                             876,154         889,316

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Intertape Polymer Group Inc.

Consolidated Cash Flows

Three months ended

(In thousands of US dollars)

(Unaudited)

                                                      March 31,

--------------------------------------------------------------------

                                                  2006          2005

--------------------------------------------------------------------

                                                     $             $

OPERATING ACTIVITIES

Net earnings (loss)                             (9,989)        6,033

Non-cash items

  Depreciation and amortization                  8,849         7,908

  Property, plant and equipment impairment

  and other non-cash charges in connection

  with facility closures                        16,117            46

  Future income taxes                           (5,915)        1,169

  Stock-based compensation expense                 525           455

--------------------------------------------------------------------

Cash flows from operations before

 changes in non-cash working capital items       9,587        15,611

--------------------------------------------------------------------

Changes in non-cash working capital

 items

  Trade receivables                              5,086       (11,901)

  Other receivables                              1,199           (65)

  Inventories                                   (4,507)       (3,197)

  Parts and supplies                              (270)         (313)

  Prepaid expenses                                 147          (317)

  Accounts payable and accrued liabilities      (4,944)       (2,914)

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                                                (3,289)      (18,707)

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Cash flows from operating activities             6,298        (3,096)

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INVESTING ACTIVITIES

Property, plant and equipment                   (6,037)       (4,989)

Other assets                                       321           324

Goodwill                                          (298)         (300)

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Cash flows from investing activities            (6,014)       (4,965)

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FINANCING ACTIVITIES

Net change in bank indebtedness                                5,000

Repayment of long-term debt                       (684)         (539)

Issue of common shares                             128             3

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Cash flows from financing activities              (556)        4,464

--------------------------------------------------------------------

Net decrease in cash position                     (272)       (3,597)

Effect of currency translation

 adjustments                                        26          (202)

Cash, beginning of period                       10,134        21,882

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Cash, end of period                              9,888        18,083

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For Information Contact:

     Dale McSween

     President

or

     Andrew Archibald

     Chief Financial Officer

     Intertape Polymer Group Inc.

     Tel:  866-202-4713

     E-mail:itp$info@itape.com

     Web: www.intertapepolymer.com